GUGGENHEIM INVESTOR SERVICES, LLC
An Indirect Wholly Owned Subsidiary of Guggenheim Capital, LLC

(SEC I.D. No. 8-44742)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44742

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Guggenheim Investors Services, LLC (the Company)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

330 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rebecca (Ying) Chan	212-381-7555	Rebecca.Chan@guggenheimpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rebecca Chan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Guggenheim Investors Services, LLC (the Company), as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KERRYANN MCCARTHY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MC6076525
Qualified in New York County
Commission Expires OCTOBER 19, 2026

Signature: Rebecca Chan

Title:
Chief Financial Officer

Kerryann McCarthy
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GUGGENHEIM INVESTOR SERVICES, LLC

December 31, 2024

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Guggenheim Investor Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Guggenheim Investor Services, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2003.

New York, New York
February 21, 2025

GUGGENHEIM INVESTOR SERVICES, LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash	$	12,233,414
Other assets		36,236
Total assets	$	12,269,650

Liabilities and Member's Equity

Accrued expenses and other liabilities	$	47,274
Due to related parties		367,777
Total liabilities		415,051
Member's equity		11,854,599
Total liabilities and member's equity	$	12,269,650

The accompanying notes are an integral part of the Statement of Financial Condition.

GUGGENHEIM INVESTOR SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Nature of Business

Guggenheim Investor Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Guggenheim Funds Services, LLC (the Parent), which is part of Guggenheim Investments – the global asset management and investment advisory division of Guggenheim Partners, LLC (Guggenheim Partners). Guggenheim Capital is the ultimate parent of Guggenheim Partners. The Company engages in advisory services for financial structuring transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Cash
The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Income Taxes
The Company is a single member LLC, organized as a Delaware Limited Liability Company, and treated as a disregarded entity for U.S. income tax purposes. State and local tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the tax regarded entity.

Accounting Standards Codification (ASC) 740-10, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely than-not of being sustained by the applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2024. Further, as of December 31, 2024, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

New Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2023-07, *Improvements to Reportable Segment Disclosures* (ASU 2023-07), which primarily requires enhanced disclosures about significant segment expenses. The guidance also

clarifies that a public business entity with a single reportable segment is required to provide disclosures required by the amendments in ASU 2023-07 and existing segment disclosures in ASC Topic 280, *Segment Reporting*. The Company adopted ASU 2023-07 on January 1, 2024. The adoption did not have a material impact on the Company's financial statements.

3. **Related Party Transactions**

In the ordinary course of business, the Company has entered into arrangements with related parties whereby the Company earned fees relating to structuring and arranging financial transactions. Related parties may invest in such structured transactions.

Certain services are charged to the Company from a related party under the Services and Expense Agreement, effective as of January 1, 2024. These services include, but are not limited to, accounting, finance reporting, compliance, legal, product origination and management, legal operations and support, and treasury.

4. **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of the greater of minimum net capital of \$5,000, or 6 2/3%, of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2024, net capital was \$11,818,363, an excess of \$11,790,693, and the ratio of aggregate indebtedness to net capital was 0.04 to 1.

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to corporate finance, merger and acquisition, and divestiture and investment advice services.

5. **Segments**

The Company operates as one business, providing advisory services for financial structuring transactions. All of the Company's activities are directly attributable and allocated to the advisory service operating segment. As such, the Company operates through one operating and reportable segment.

The Company has identified its managing executive who is also the President of Guggenheim Investments as the chief operating decision maker (CODM). Total assets reported on the statement of financial condition represent the measure of segment assets. Additionally, the CODM uses excess net capital (see note 4, *Regulatory Requirements*), which is not a measure of profit and loss, to make operational decisions about maintaining capital adequacy, such as reinvesting profits or paying dividends.

6. **Subsequent Events**

Management has evaluated all subsequent transactions and events after the statement of financial condition date through February 21, 2025, the date the financial statements were available to be issued and has determined that no items require disclosure.